UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934
             ( Amendment No. *9 )

            Presidio Capital Corporation (PDIOF)

                    (Name of Issuer)

         Class A Common Stock, par value $.01

            (Title of Class of Securities)

                   CUSIP No.G722011109
                     (CUSIP Number)

                       Thomas F. Steyer
              Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      July 15, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     California


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,397,138

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,397,138

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,397,138

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     15.9%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     California


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,610,730

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,610,730

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

       1,610,730

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*



13   Percent of Class Represented by Amount in Row (11)

       18.3%

14   Type of Reporting Person*

     PN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     607,980

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     607,980
11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     607,980

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     6.9%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     241,671

9    Sole Dispositive Power

     -0-


10   Shared Dispositive Power

    241,671

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     241,671


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     2.7%


14   Type of Reporting Person*

     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     695,861

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power



     695,861


11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     695,861

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

     -0-

13   Percent of Class Represented by Amount in Row (11)

     7.9%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     3,857,519

9    Sole Dispositive Power

     -0-



10   Shared Dispositive Power

     3,857,519

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     3,857,519

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*



13   Percent of Class Represented by Amount in Row (11)

     43.8%


14   Type of Reporting Person*

     00

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only


4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     Argentina


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     51.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     South Africa


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

      4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     51.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     51.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     3,857,519

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     3,857,519

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     3,857,519

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     43.8%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D



CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

    4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,553,380

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     51.8%


14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D


CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

      4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      4,553,380

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

      4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     51.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

      4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      4,553,380

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

      4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     51.8%


14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

      4,553,380

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      4,553,380

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

      4,553,380


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     51.8%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00


5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

      4,553,380

9    Sole Dispositive Power

     -0-


10   Shared Dispositive Power

      4,553,380

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

      4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     51.8%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

      4,553,380

9    Sole Dispositive Power

     -0-


10   Shared Dispositive Power

      4,553,380

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      4,553,380

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     51.8%


14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 9 to Schedule 13D amends the
Schedule 13D initially filed on August 1, 1995 (collectively, with all amendments thereto, the "Schedule 13D").

Item 3.  Source and Amount of Funds and Other Consideration.

      The third paragraph of Item 3 as reported on Schedule 13D is hereby amended and restated in its entirety by the following:

     The Shares held by FCP and Tinicum are no longer subject to pledge pursuant to the Credit Agreements but may, at any time or from time to time in the future, be re-pledged at the discretion of the applicable Reporting Persons.

Item 4.  Purpose of the Transaction.

     Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     As reported in its previous Schedule 13D, the purpose of the acquisition of the Shares has been for investment, and acquisitions of the Shares by each of the Partnerships and the Managed Accounts have been made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. None of the Reporting Persons has made any acquisition of Shares since the filing of Amendment No. 6 to the
Schedule 13D.

     Although no Reporting Person has any specific plan or proposal to dispose of or acquire Shares, each Reporting Person at any time may dispose of all or a substantial portion of its Shares if such sale or sales could be consummated on terms that each Reporting Person, in its sole discretion, deems favorable. In the absence of such sale or sales, each Reporting Person may, consistent with its investment purpose, acquire additional Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the

PAGE

Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time. If the Reporting Persons acquire additional Shares so that the Reporting Persons' aggregate Share ownership is equal to or greater than 58% of the then outstanding Shares, the Reporting Persons will acquire certain rights associated with such Share ownership, including the right to elect members of the Board of Directors, and may therefore be deemed to have "control" of the Company as that term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended.

     By unanimous written consent of directors, dated May
15, 1997 ( the "Consent"), the Board of Directors approved a Term Sheet for restructuring in certain respects the Company and T-2 Holding, LLC ("T-2"). The Consent provides that if the Company's shareholders do not support those matters in the Term Sheet which require shareholder approval, then none of the matters in the Term Sheet shall be implemented. Because of the number of Shares held by the Reporting Persons, the support of the Reporting Persons is needed to obtain the requisite shareholder approval.

     An informational meeting of shareholders of the Company was held on July 1, 1997, at which, among other matters, the Term Sheet was discussed. At the shareholders meeting, management requested that the Reporting Persons definitively respond to the Term Sheet. On July 15, 1997, the Reporting Persons delivered to the Company's directors a written response to the Term Sheet (the "Response"). The Response is attached hereto as Exhibit A. With respect to T-2, the Response provides that, rather than effect the rights offering by T-2, the Company attempt to sell the rights and interests held by T-2 (including the T-2 Certificate and the R Certificate) and that the proceeds thereof (after paying

PAGE
expenses and obligations) be distributed to the Company or to the Company's shareholders and that T-2 be dissolved. With respect to the Company, the Response generally supports the Term Sheet with certain modifications.
See Exhibit A for the full terms of the Response.

     Except to the extent the foregoing may be deemed to constitute a plan or proposal, the Reporting Persons currently have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.
The Reporting Persons may revise or abandon such plans or proposals, may develop further plans or proposals and/or may discuss and/or endorse plans or proposals raised by the Board of Directors, management or other shareholders. In addition, the Reporting Persons may, at any time and from time to time, review or reconsider or change their purpose and/or their position and formulate plans or proposals with respect thereto.

     The Reporting Persons plan to communicate with certain shareholders, members of the Board of Directors, and/or management to explore and facilitate consideration of the Term Sheet and Response and to resolve any other issues concerning the Company and T-2.


Item 6.  Contracts, Arrangements, Understandings
or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

     As disclosed in Item 3, the Shares held by FCP and Tinicum are no longer subject to pledge pursuant to the Credit Agreements but may, at any time or from time to time in the future, be re-pledged at the discretion of the applicable Reporting Persons .

PAGE

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

     Attached as Exhibit A to the Schedule 13D is the Response to the Term Sheet submitted by the Reporting Persons setting forth their response to the restructuring of the Company and T-2 proposed in the Term Sheet.

PAGE

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 1997


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS
                    II, L.P. and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

                                              EXHIBIT A
PAGE

     Farallon Capital Management, L.L.C.
     One Maritime Plaza, Suite 1325
     San Francisco, California 94111


          July 15, 1997


The Board of Directors
Presidio Capital Corp.


                    Re: Presidio

     At the Presidio Shareholders Meeting held on July 1,
1997, Management requested that the principal shareholders provide a definitive response to the Term Sheet attached to the Unanimous Written Consent of Directors, dated May 15, 1997, for the proposed restructuring of Presidio and the T-2 entities. Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P.,
 Tinicum Partners, L.P. and Farallon Capital Management,
 L.L.C., on behalf of certain managed accounts, as beneficial holders of Class A common shares of Presidio, hereby respond to the Term Sheet as set forth in the attached Response to Term
Sheet.

     We and our advisors remain prepared to discuss the attached response with you at any time.

          Very truly yours,

                       /s/ Meridee A. Moore

          Meridee A. Moore


(Attachment)

PAGE

                    Response to Term Sheet

This response is submitted by Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Tinicum Partners, L.P. and Farallon Capital Management, L.L.C. on behalf of certain managed accounts (collectively, the "Farallon Entities"). This is a proposal only and shall not be binding on the Farallon Entities until duly and formally approved by the directors and shareholders of Presidio Capital Corp. ("Presidio").

Terms not defined herein have the same meanings as those in the Term Sheet.

I. T-2 Auction: In lieu of the rights offering, the T-2 interests (including without limitation all rights and liabilities relating to, and control of, the T-2 Certificate and the R
Certificate) promptly would be put up for auction on the following terms:

      1. Financial Advisor. The Class A Directors would select and retain a financial advisor to the Class A Directors for the purpose of advising on (including, without limitation, with respect to structure, price, sale process, timing, etc.) and effecting the sale at the best possible price of the T-2 interests. The financial advisor would be selected after consultation with the principal Class A Shareholders. The financial advisor must have considerable experience in real estate securitization and must agree not to participate as a bidder in the auction. The advisor would be paid a fee not to exceed a percentage of the sale price (to be designated by the Class A Directors).

     2. Management Cooperation. Management would agree to assist and cooperate with the financial advisor and the Class A Directors as appropriate to facilitate a sale that generates maximum net proceeds, which assistance must include making available all information, Wexford personnel and legal, accounting and financial professionals. In addition, such cooperation will include, without limitation, the production of all internal analyses, accounting work, legal and tax advice and information used or produced by Bear Stearns in its capacity as financial advisor for the Contract Right securitization transaction completed in March of 1996.

     3. Approval of Sale. The terms of any proposed sale of the T-2 interests must be approved by the consent of at least 70% of the Class A Shareholders.

     4. Proceeds. The proceeds of the sale of the T-2 interests would be paid first to pay the expenses of the financial advisor and second to repay the loan made by Presidio to T-2, taxes incurred by the Wexford principals and expenses of the Wexford principals not to exceed $50,000. The remaining proceeds (together with any remaining assets of T-2) would be paid in full to the Presidio shareholders (according to their ownership on a record date to be set by the Class A Directors) or to Presidio (in which case Presidio would distribute all proceeds in full to its shareholders). No reserves would be kept at the T-2 entities or at Presidio. The T-2 entities would be dissolved.

PAGE
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     5.     Timing.  The auction must close before the end of the
third quarter of 1997 or at such later date as not less than 70% of Class A Shareholders may direct.

II.     Presidio Liquidation

The Term Sheet would be accepted with respect to the Presidio liquidation subject to clarification and completion of certain terms of the Term Sheet and further subject to the following changes:

     1. Dividend. A dividend in the amount of at least $30 million would be paid promptly unless the Class A Directors believe such a dividend would jeopardize the Company. The Class A Directors will obtain a nationally-recognized accounting firm (or other competent organization) to review existing reserves and risks and to recommend to the Class A
Directors appropriate reserve levels and amounts in excess of the reserves approved by the Class A
Directors would be dividended to shareholders. In all cases where reserves economically could be replaced by insurance policies, Presidio would purchase such policies and dividend the amounts freed up.

     2.     Future Investments.  Future investments
would not be permitted or reserved for without the specific approval of each investment by the non-management directors.

     In making this proposal, the Farallon Entities are not waiving any rights they may have as Shareholders of Presidio under law, contract or otherwise.


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